Mail Stop 4561

February 10, 2009

Mr. Boland T. Jones
Chief Executive Officer
Premiere Global Services, Inc.
3280 Peachtree Road, N.W.
Terminus Building Suite 100
Atlanta, Georgia 30305

      Re: **Premiere Global Services, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              File No. 1-13577

Dear Mr. Jones:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Craig D. Wilson
              Sr. Asst. Chief Accountant